                                                               EXHIBIT 21.01

                SUBSIDIARIES OF GUILFORD PHARMACEUTICALS INC.

Below is a list of direct and indirect subsidiaries of the Corporation. All subsidiaries are wholly-owned.

1. GPI Holdings, Inc., a Delaware corporation
2. Gell Pharmaceuticals, Inc., a Delaware corporation
3. Holabird Holdings N.V., a Netherlands corporation
4. GPI Polymer Holdings, Inc., a Delaware corporation
5. GPI NIL Holdings, Inc., a Delaware corporation